UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

MECOX LANE LIMITED

(Name of the Issuer)

Mecox Lane Limited

CNshangquan Limited

Cnshangquan E-Commerce Co., Ltd.

Sanpower Group Co., Ltd

Yafei Yuan

ChinaEquity USD Fortune Co., Ltd.

ChinaEquity USD Fund I L.P.

ChinaEquity USD Investment GP L.P.

ChinaEquity USD Investment Management Co.

ChinaEquity Global Holding Co., Ltd.

Chaoyong Wang

Xu Wang

Chinaequity Capital Investments Co., Limited

Chinaequity Investment Co., LTD (北京信中利投资股份有限公司)

MINAT ASSOCIATED CO., LTD.

ChinaEquity Alliance Victory Co., Ltd.

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

American Depositary Shares, each representing thirty-five Ordinary Shares

(Title of Class of Securities)

58403M201

(CUSIP Number)1

Mecox Lane Limited Room 302, Qilai Building, No. 889, Yishan Road Shanghai 200233 People’s Republic of China Telephone: +86 21 3108-1111

MINAT ASSOCIATED CO., LTD

ChinaEquity Alliance Victory Co., Ltd.

3rd Floor, Building C, Shou Kai Xing Fu Square,

Xin Dong Road, Chaoyang District

Beijing 100000

People’s Republic of China

Telephone: +86 10 8555-0508

Fax: +86 10 8555-0509

CNshangquan Limited

Unit 8, 3/F.

Qwomar Trading Complex

Blackburne Road, Port Purcell

Road Town, Tortola

BVI, VG1110

Cnshangquan E-Commerce Co., Ltd.

9th floor, International Financial Center

No.1 Hanzhong Road, Nanjing

Jiangsu Province, People’s Republic of China

Telephone: +86 25 8327-4816

Sanpower Group Co., Ltd

Yafei Yuan

68 Software Avenue, Nanjing, Jiangsu Province, People’s Republic of China

Telephone: +86 25 8327-4969

ChinaEquity USD Fortune Co., Ltd.

ChinaEquity USD Fund I L.P.

ChinaEquity USD Investment GP L.P.

ChinaEquity USD Investment Management Co.

ChinaEquity Global Holding Co., Ltd.

Chinaequity Capital Investment Co., Limited

Chinaequity Investment Co., LTD
(北京信中利投资股份有限公司)

Chaoyong Wang

Xu Wang

3rd Floor, Building C, Shou Kai Xing Fu Square,

Xin Dong Road, Chaoyang District

Beijing 100000

Telephone: +86 10 8555-0508

Fax: +86 10 8555-0509

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: +86 10 6535-5500	Fang Xue, Esq. Gibson Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road, Beijing 100025 People’s Republic of China Telephone: +86 21 6109-7000

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing is a final amendment reporting the results of the transaction:☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
US$14,614,101.07	US$1,471.64

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of US$0.114 for 128,193,869 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$1,471.64	Filing Party: Mecox Lane Limited

Form or Registration No.: Schedule 13e-3	Date Filed: January 8, 2016

1	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing thirty-five ordinary shares.

TABLE OF CONTENTS

		Page

Item 15	Additional Information	3

Item 16	Exhibits	3

INTRODUCTION

This Amendment No.5 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Mecox Lane Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (the “Shares” and each a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing thirty-five Shares of the Company, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Cnshangquan E-Commerce Co., Ltd., a company incorporated under the laws of the People’s Republic of China; (c) CNshangquan Limited., a limited liability company incorporated under the laws of the British Virgin Islands (“CNshangquan”); (d) Sanpower Group Co., Ltd, a company incorporated under the laws of the People’s Republic of China; (e) Yafei Yuan, a citizen of the People’s Republic of China; (f) ChinaEquity USD Fortune Co., Ltd., a limited liability company incorporated under the laws of the British Virgin Islands (“ChinaEquity”, together with CNshangquan, the “Rollover Shareholders”); (g) ChinaEquity USD Fund I L.P., a limited partnership formed under the laws of the Cayman Islands; (h) ChinaEquity USD Investment GP L.P., a limited partnership formed under the laws of the Cayman Islands; (i) ChinaEquity USD Investment Management Co., an exempted company with limited liability incorporated under the laws of the Cayman Islands; (j) ChinaEquity Global Holding Co., Ltd., a limited liability company incorporated under the laws of the British Virgin Islands; (k) Chaoyong Wang, a citizen of the People’s Republic of China; (l) Xu Wang, a citizen of the People’s Republic of China; (m) Chinaequity Capital Investments Co., Limited, a limited liability company incorporated under the laws of Hong Kong; (n) Chinaequity Investment Co., LTD (北京信中利投资股份有限公司,) a company incorporated under the laws of the People’s Republic of China; (o) MINAT ASSOCIATED CO., LTD., a business company incorporated under the laws of the British Virgin Islands (“Parent”); and (p) ChinaEquity Alliance Victory Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). This Amendment amends and restates in its entirety information set forth in Transaction Statement.

This Transaction Statement relates to the agreement and plan of merger dated as of December 22, 2015 ( “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which the Merger Sub was merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (“Merger”).

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

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Item 15	Additional Information

The disclosure under Item 15 required by Item 1011(c) of Regulation M-A is as follows:

On April 12, 2016, an extraordinary general meeting of the shareholders of the Company was held at 10:00 a.m. (Beijing time), at Room 302, Qilai Building, No. 889, Yishan Road, Shanghai 200233, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, and authorized each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the Transactions, including the Merger.

On April 14, 2016, the Company and Merger Sub filed the Plan of Merger with the Cayman Registrar, which was registered by the Cayman Registrar as of April 14, 2016, pursuant to which the Merger became effective on April 14, 2016 (the”Effective Time”). As a result of the Merger, the Company will continue its operations as a wholly owned subsidiary of Parent.

At the Effective Time of the Merger, each of the Shares issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$0.114 in cash without interest, and each of the ADSs was cancelled in exchange for the right to receive US$4.00 (less US$0.05 per ADS cancellation fee) in cash without interest, except for (a) Shares, including such Shares represented by the ADSs, held by the Rollover Shareholders that were rolled over, or held by Parent, the Company or any of their subsidiaries, which were cancelled and ceased to exist and no payment or distribution will be made with respect thereto, and (b) Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the “Dissenting Shares”), which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

As a result of the Merger, the ADSs of the Company will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16	Exhibits

(a)-(1)**	Proxy Statement of the Company dated March 15, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 22, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(a)-(6)	Annual Report on Form 20-F for the year ended December 31, 2014, filed by the Company with the SEC on April 29, 2015 (File Number: 001-34904 ), which is incorporated herein by reference.

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(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 22, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated December 22, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 22, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of December 22, 2015, by ChinaEquity USD Fortune Co., Ltd. in favor of the Company, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(d)-(3)	Support Agreement, dated as of December 22, 2015, by and between Parent and CNshangquan Limited, incorporated herein by reference to Exhibit 11 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on December 23, 2015.

(d)-(4)	Support Agreement, dated as of December 22, 2015 by and between Parent and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 8 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(5)	Equity Commitment Letter, dated as of December 22, 2015, delivered by Chinaequity Investment Co., LTD (北京信中利投资股份有限公司) to MINAT ASSOCIATED CO, LTD., incorporated herein by and reference to Exhibit 7 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(6)	Consortium Agreement, dated as of July 21, 2015, by and among CNshangquan Limited and Leading Capital Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on July 22, 2015.

(d)-(7)	Amended and Restated Consortium Agreement, dated as of October 26, 2015, by and among CNshangquan Limited, Leading Capital Co., Ltd. and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on November 2, 2015.

(d)-(8)	Second Amended and Restated Consortium Agreement, dated as of December 17, 2015, by and among CNshangquan Limited, Chinaequity Capital Investments Co., Limited and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 4 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 17, 2015.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on January 8, 2016.

**	Previously filed on March 15, 2016.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2016

Mecox Lane Limited

By	/s/ Xiongsheng Yang
Name:	Xiongsheng Yang
Title:	Chairman of the Special Committee

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2016

MINAT ASSOCIATED CO., LTD.

By	/s/ Dan Chen
Name:	Dan Chen
Title:	Director

ChinaEquity Alliance Victory Co., Ltd.

By	/s/ Xu Wang
Name:	Xu Wang
Title:	Director

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2016

CNshangquan Limited

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Cnshangquan E-Commerce Co., Ltd.

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Sanpower Group Co., Ltd

By	/s/ Wei Zhu
Name:	Wei Zhu
Title:	Authorized Signatory

Yafei Yuan
/s/ Yafei Yuan

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2016

ChinaEquity USD Fortune Co., Ltd.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Director

ChinaEquity USD Fund I L.P.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment GP L.P.

By	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Duly authorized signatory under Power of Attorney effective as of October 15, 2013

ChinaEquity USD Investment Management Co.

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Director

ChinaEquity Global Holding Co., Ltd.

By:	/s/ Xu Wang
Name:	Xu Wang
Title:	Director

Chaoyong Wang
/s/ Chaoyong Wang

Xu Wang
/s/ Xu Wang

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Chinaequity Capital Investments Co., Limited

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory

北京信中利投资股份有限公司

By:	/s/ Chaoyong Wang
Name:	Chaoyong Wang
Title:	Authorized Signatory

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EXHIBIT INDEX

(a)-(1)**	Proxy Statement of the Company dated March 15, 2016 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex G to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 22, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(a)-(6)	Annual Report on Form 20-F for the year ended December 31, 2014, filed by the Company with the SEC on April 29, 2015 (File Number: 001-34904 ), which is incorporated herein by reference.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 22, 2015, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the special committee of the board of directors of the Company, dated December 22, 2015.

(d)-(1)	Agreement and Plan of Merger, dated as of December 22, 2015, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of December 22, 2015, by ChinaEquity USD Fortune Co., Ltd. in favor of the Company, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Company to the SEC on December 22, 2015.

(d)-(3)	Support Agreement, dated as of December 22, 2015, by and among Parent and CNshangquan Limited, incorporated herein by reference to Exhibit 11 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on December 23, 2015.

(d)-(4)	Support Agreement, dated as of December 22, 2015 by and among Parent and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 8 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(5)	Equity Commitment Letter, dated as of December 22, 2015, delivered by Chinaequity Investment Co., LTD (北京信中利投资股份有限公司) to MINAT ASSOCIATED CO, LTD., incorporated herein by and reference to Exhibit 7 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 23, 2015.

(d)-(6)	Consortium Agreement, dated as of July 21, 2015, by and among CNshangquan Limited and Leading Capital Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by CNshangquan Limited, Cnshangquan E-Commerce Co., Ltd., Sanpower Group Co., Ltd and Yafei Yuan on July 22, 2015.

*	Previously filed on January 8, 2016.

**	Previously filed on March 15, 2016.

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(d)-(7)	Amended and Restated Consortium Agreement, dated as of October 26, 2015, by and among CNshangquan Limited, Leading Capital Co., Ltd. and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 3 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on November 2, 2015.

(d)-(8)	Second Amended and Restated Consortium Agreement, dated as of December 17, 2015, by and among CNshangquan Limited, Chinaequity Capital Investments Co., Limited and ChinaEquity USD Fortune Co., Ltd., incorporated herein by reference to Exhibit 4 to Schedule 13D, as amended, filed with the SEC by ChinaEquity USD Fortune Co., Ltd., ChinaEquity USD Fund I L.P., ChinaEquity USD Investment GP L.P., ChinaEquity USD Investment Management Co., ChinaEquity Global Holding Co., Ltd., Chaoyong Wang and Xu Wang on December 17, 2015.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex D to the Proxy Statement.

(g)	Not applicable.

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